RECEIVED

2008 NOV 12 A 8:37

GRUPO MODELO, S.A.B. DE C.V.

November 6, 2008.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

08005775

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

PROCESSED
NOV 14 2008
THOMSON REUTERS

Enclosure[s] :
Grupo Modelo, S.AB. de C.V. Third Quarter 2008 Financial Information.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

TO SEPTEMBER 30 OF 2008 AND 2007 **CONSOLIDATED**

(Mexican Pesos) **Final Printing**

RECEIVED 2008 NOV 12 A 8:37

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	**TOTAL ASSETS**	**100,808,198**	**100**	**97,744,700**	**100**
s02	**CURRENT ASSETS**	**34,971,849**	**35**	**37,172,047**	**38**
s03	CASH AND SHORT-TERM INVESTMENTS	14,183,574	14	21,129,747	22
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,936,271	5	4,398,884	5
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,586,702	2	913,093	1
s06	INVENTORIES	11,762,784	12	8,593,802	9
s07	OTHER CURRENT ASSETS	2,502,518	2	2,136,521	2
s08	**LONG-TERM**	**6,784,246**	**7**	**5,498,833**	**6**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,980,446	2	1,671,921	2
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,767,826	5	3,744,416	4
s11	OTHER INVESTMENTS	35,974	0	82,496	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**54,608,794**	**54**	**51,647,457**	**53**
s13	LAND AND BUILDINGS	24,090,727	24	24,588,857	25
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	40,402,963	40	38,638,401	40
s15	OTHER EQUIPMENT	11,894,545	12	9,608,925	10
s16	ACCUMULATED DEPRECIATION	28,777,897	29	26,366,459	27
s17	CONSTRUCTION IN PROGRESS	6,998,456	7	5,177,733	5
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**3,341,355**	**3**	**2,878,326**	**3**
s19	**OTHER ASSETS**	**1,101,954**	**1**	**548,037**	**1**
s20	**TOTAL LIABILITIES**	**18,830,274**	**100**	**16,049,799**	**100**
s21	**CURRENT LIABILITIES**	**8,842,019**	**47**	**7,833,055**	**49**
s22	SUPPLIERS	4,946,626	26	3,354,316	21
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,453,494	8	1,881,176	12
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,441,899	13	2,597,563	16
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**9,988,255**	**53**	**8,216,744**	**51**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**81,977,924**	**100**	**81,694,901**	**100**
s34	**MINORITY INTEREST**	**19,033,276**	**23**	**20,067,234**	**25**
s35	**MAJORITY INTEREST**	**62,944,648**	**77**	**61,627,667**	**75**
s36	**CONTRIBUTED CAPITAL**	**17,468,109**	**21**	**17,468,109**	**21**
s79	CAPITAL STOCK	16,377,411	20	16,377,411	20
s39	PREMIUM ON ISSUANCE OF SHARES	1,053,447	1	1,053,447	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	37,251	0	37,251	0
s41	**EARNED CAPITAL**	**45,476,539**	**55**	**44,159,558**	**54**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	45,781,994	56	44,159,558	54
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-305,455	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 03 YEAR: 2008

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF.S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**14,183,574**	**100**	**21,129,747**	**100**
s46	CASH	753,273	5	1,196,129	6
s47	SHORT-TERM INVESTMENTS	13,430,301	95	19,933,618	94
s07	**OTHER CURRENT ASSETS**	**2,502,518**	**100**	**2,136,521**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,502,518	100	2,136,521	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**3,341,355**	**100**	**2,878,326**	**100**
s48	DEFERRED EXPENSES (NET)	2,813,796	84	2,351,860	82
s49	GOODWILL	527,559	16	526,466	18
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**1,101,954**	**100**	**548,037**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	1,040,897	94	496,297	91
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	61,057	6	51,740	9
s21	**CURRENT LIABILITIES**	**8,842,019**	**100**	**7,833,055**	**100**
s52	FOREIGN CURRENCY LIABILITIES	2,358,749	27	1,528,559	20
s53	MEXICAN PESOS LIABILITIES	6,483,270	73	6,304,496	80
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**2,441,899**	**100**	**2,597,563**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	1,690,279	69	1,990,035	77
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	751,620	31	607,528	23
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**9,988,255**	**100**	**8,216,744**	**100**
s66	DEFERRED TAXES	7,989,522	80	8,216,744	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	1,998,733	20	0	0
s79	**CAPITAL STOCK**	**16,377,411**	**100**	**16,377,411**	**100**
s37	CAPITAL STOCK (NOMINAL)	2,839,652	17	2,839,652	17
s38	RESTATEMENT OF CAPITAL STOCK	13,537,759	83	13,537,759	83

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**45,781,994**	**100**	**44,159,558**	**100**
s93	LEGAL RESERVE	3,275,483	7	3,217,293	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	613,679	1
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	35,635,837	78	32,505,209	74
s45	NET INCOME FOR THE YEAR	6,870,674	15	7,823,377	18
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-305,455**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-305,455	100	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

BALANCE SHEETS

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	26,129,830	29,338,992
s73	PENSIONS AND SENIORITY PREMIUMS	5,455,170	5,889,541
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	20,784	20,104
s76	WORKERS (*)	18,504	18,185
s77	OUTSTANDING SHARES (*)	3,235,504,432	3,250,359,632
s78	REPURCHASED SHARES (*)	16,255,200	1,400,000
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2008 AND 2007

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**56,500,644**	**100**	**55,604,155**	**100**
r02	COST OF SALES	26,275,652	47	24,703,371	44
r03	**GROSS PROFIT**	**30,224,992**	**53**	**30,900,784**	**56**
r04	GENERAL EXPENSES	14,871,585	26	14,262,748	26
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**15,353,407**	**27**	**16,638,036**	**30**
r08	OTHER INCOME AND (EXPENSE), NET	-1,286,852	-2	-288,484	0
r06	COMPREHENSIVE FINANCING RESULT	608,634	1	686,031	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**14,675,189**	**26**	**17,035,583**	**31**
r10	INCOME TAXES	3,597,814	6	4,467,278	8
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**11,077,375**	**20**	**12,568,305**	**23**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**11,077,375**	**20**	**12,568,305**	**23**
r19	NET INCOME OF MINORITY INTEREST	4,206,701	7	4,744,928	9
r20	**NET INCOME OF MAJORITY INTEREST**	**6,870,674**	**12**	**7,823,377**	**14**

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 03 YEAR: 2008

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**56,500,644**	**100**	**55,604,155**	**100**
r21	DOMESTIC	32,362,338	57	31,189,735	56
r22	FOREIGN	24,138,306	43	24,414,420	44
r23	TRANSLATED INTO DOLLARS (***)	2,174,407	4	2,181,444	4
r08	**OTHER INCOME AND (EXPENSE), NET**	**-1,286,852**	**100**	**-288,484**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	-375,995	29	787,777	-273
r34	EMPLOYEES PROFIT SHARING EXPENSES	925,685	-72	1,097,277	-380
r35	DEFERRED EMPLOYEES PROFIT SHARING	-14,828	1	-21,016	7
r06	**COMPREHENSIVE FINANCING RESULT**	**608,634**	**100**	**686,031**	**100**
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	703,944	116	1,053,187	154
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-95,310	-16	133,543	19
r28	RESULT FROM MONETARY POSITION	0	0	-500,699	-73
r10	**INCOME TAXES**	**3,597,814**	**100**	**4,467,278**	**100**
r32	INCOME TAX	3,949,735	110	4,683,696	105
r33	DEFERRED INCOME TAX	-351,921	-10	-216,418	-5

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	60,122,825	59,050,813
r37	TAX RESULT FOR THE YEAR	9,673,045	10,779,579
r38	NET SALES (**)	73,791,091	70,001,712
r39	OPERATING INCOME (**)	19,303,221	20,142,963
r40	NET INCOME OF MAJORITY INTEREST (**)	8,550,409	9,541,823
r41	NET CONSOLIDATED INCOME (**)	13,777,911	14,812,504
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,603,499	2,456,269

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY1 TO SEPTEMBER 30 OF 2008

CONSOLIDATED

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**19,934,555**	**100**	**18,707,416**	**100**
rt02	COST OF SALES	9,545,138	48	8,550,106	46
rt03	**GROSS PROFIT**	**10,389,417**	**52**	**10,157,310**	**54**
rt04	GENERAL EXPENSES	5,295,812	27	4,924,255	26
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**5,093,605**	**26**	**5,233,055**	**28**
rt08	OTHER INCOME AND (EXPENSE), NET	-752,531	-4	-465,590	-2
rt06	COMPREHENSIVE FINANCING RESULT	375,956	2	122,496	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**4,717,030**	**24**	**4,889,961**	**26**
rt10	INCOME TAXES	996,448	5	1,180,610	6
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,720,582**	**19**	**3,709,351**	**20**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**3,720,582**	**19**	**3,709,351**	**20**
rt19	NET INCOME OF MINORITY INTEREST	1,495,909	8	1,490,788	8
rt20	**NET INCOME OF MAJORITY INTEREST**	**2,224,673**	**11**	**2,218,563**	**12**

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**19,934,555**	**100**	**18,707,416**	**100**
rt21	DOMESTIC	10,804,208	54	10,348,715	55
rt22	FOREIGN	9,130,347	46	8,358,701	45
rt23	TRANSLATED INTO DOLLARS (***)	777,939	4	759,359	4
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-752,531**	**100**	**-465,590**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	-481,381	64	-152,043	33
rt34	EMPLOYEES PROFIT SHARING EXPENSES	276,851	-37	319,946	-69
rt35	DEFERRED EMPLOYEES PROFIT SHARING	-5,701	1	-6,399	1
rt06	**COMPREHENSIVE FINANCING RESULT**	**375,956**	**100**	**122,496**	**100**
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	148,066	39	337,378	275
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	227,890	61	110,461	90
rt28	RESULT FROM MONETARY POSITION	0	0	-325,343	-266
rt10	**INCOME TAXES**	**996,448**	**100**	**1,180,610**	**100**
rt32	INCOME TAX	1,411,047	142	1,483,170	126
rt33	DEFERRED INCOME TAX	-414,599	-42	-302,560	-26

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	875,961	819,230

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2008 AND 2007

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**12,568,305**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	2,230,060
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**14,798,365**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-2,062,171
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**12,736,194**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	1,140,300
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-11,230,037
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-10,089,737**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-4,415,546**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-1,769,089
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	22,898,836
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**21,129,747**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**2,230,060**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	2,456,269
c41	+ (-) OTHER ITEMS	0	-226,209
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-2,062,171**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-1,827,121
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-1,718,075
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	74,315
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	535,089
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	873,621
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**1,140,300**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	1,140,300
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-11,230,037**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	-11,230,037
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-4,415,546**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	-313,174
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-1,281,540
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-1,764,751
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	-1,056,081

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	14,675,187	0
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	2,432,825	0
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	0	0
e05	**CASH FLOW BEFORE INCOME TAX**	17,108,012	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-6,614,843	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	10,493,169	0
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-5,628,179	0
e09	**FINANCING ACTIVITIES**	4,864,990	0
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-11,397,856	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-6,532,866	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	20,716,601	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	14,183,735	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

DESGLOSE DE MAIN CONCEPTS

Final Printing

(Mexican Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	2,432,825	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	2,603,499	0
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-50,335	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-439,299	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	318,960	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	0	0
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-6,614,843	0
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-1,364,978	0
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-2,258,229	0
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	129,682	0
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	1,567,183	0
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-697,751	0
e32	+ (-) INCOME TAXES PAID OR RETURNED	-3,990,750	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-5,628,179	0
e33	-PERMANENT INVESTMENT IN SHARES	-351,172	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-4,931,267	0
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	128,723	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	-688,521	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	214,058	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-11,397,856	0
e45	+BANK FINANCING	0	0
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	0	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	-11,021,725	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	-376,131	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **03** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.64		$	2.94	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	2.64		$	2.94	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	4.26		$	4.67	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	19.45		$	18.96	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	2.09		$	2.11	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		2.39	times		2.81	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		17.61	times		18.13	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	19.61	%	22.60	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	16.81	%	18.13	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.67	%	15.15	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	71.23	%	75.17	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-3.98	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.73	times	0.72	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.35	times	1.36	times
p08	INVENTORIES TURNOVER (**)	2.90	times	3.73	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	21	days	19	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0	%	0	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	18.68	%	16.42	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.23	times	0.20	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	12.53	%	9.52	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.92	times	4.36	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.96	times	4.75	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.62	times	3.65	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.86	times	2.32	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	160.41	%	269.75	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: 2008
GRUPO MODELO, S.A.B. DE C.V.

NOTES TO FINANCIAL STATEMENT

CONSOLIDATED
Final Printing

REFERENCE TAX RESULT FOR THE PERIOD CORRESPONDS TO THAT OF GRUPO MODELO, S.A.B. DE C.V. DETERMINED IN THE BASIS OF THE TAX CONSOLIDATED REGIME.

IN THIS REFERENCE THE AMOUNT IN DOLLARS INDEED INVOICED AND NOT THE AMOUNT BY THE EXCHANGE RATE IS HANDLED.

INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

	2008	2007
MAJORITY INTERESTS	$ 6,768,631	$ 6,944,141
MINORITY INTERESTS	4,253,094	4,285,896
	$11,021,725	$ 11,230,037

IN SEPTEMBER OF 2008 RECLASIFICATIONS WAS MADE BY CONCEPT OF COVERINGS OF FLOW OF EFFECTIVE WHAT I ORIGINATE A CHANGE IN THE DIFFERENT ITEMS OF THE STATE OF RESULTS, REASON WHY THE REPORTS OF THE QUARTER 1° AND 2° OF 2008 HAD BEEN THE FOLLOWING ONES:

FIRST QUARTER OF 2008 ACCUMULATED 3 MONTHS

	ORIGIN	RECLASIFICATION	FINAL BALANCE
NET SALES	16,157,428	147,342	16,304,770
COST OF SALES	7,207,995	55,630	7,263,625
GROSS PROFIT	8,949,433	91,712	9,041,145
GENERAL EXPENSES	4,510,606	27,011	4,537,617
INCOME(LOSS) AFTER GENERAL EXPENSES	4,438,827	64,701	4,503,528
OTHER INCOME AND (EXPENSES) NET	(238,820)	(55,552)	(294,372)
COMPREHENSIVE FINANCING RESULT	192,517	-	192,517
INCOME BEFORE INCOME TAXES	4,392,524	9,149	4,401,673
INCOME TAXES	1,142,785	9,149	1,151,934
NET CONSOLIDATED INCOME	3,249,739		3,249,739
NET INCOME OF MINORITY INTEREST	1,179,071		1,179,071
NET INCOME OF MAJORITY INTEREST	2,070,668	-	2,070,668

THE INCREMENT OF $147,342 IN THE INCOME CORRESPOND TO SALES OF EXPORT $140,895 AND TO OTHER NORMAL INCOME $6,447.

SECOND QUARTER OF 2008 ACCUMULATED 6 MONTHS

	ORIGIN	RECLASIFICATION	FINAL BALANCE
NET SALES	36,566,089	552,207	37,118,296
COST OF SALES	16,730,514	203,087	16,933,601
GROSS PROFIT	19,835,575	349,120	20,184,695
GENERAL EXPENSES	9,575,773	94,194	9,669,967
INCOME(LOSS)AFTER GENERAL EXPENSES	10,259,802	254,926	10,514,728
OTHER INCOME AND (EXPENSES) NET	(534,320)	(222,322)	(756,642)
COMPRENHENSIVE FINANCING RESULT	232,678		232,678

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **3** YEAR: **2008**
GRUPO MODELO, S.A.B. DE C.V.

NOTES TO FINANCIAL STATEMENT

CONSOLIDATED
Final Printing

INCOME BEFORE INCOME TAXES	9,958,160	32,604	9,990,764
INCOME TAXES	2,601,366	32,604	2,633,970
NET CONSOLIDATED INCOME	7,356,794		7,356,794
NET INCOME OF MINORITY INTEREST	2,710,792		2,710,792
NET INCOME OF MAJORITY INTEREST	4,646,002	-	4,646,002

THE INCREMENT OF $552,207 IN THE INCOME CORRESPONDS TO SALES OF EXPORT $531,734 AND TO OTHER NORMAL INCOME $20,473.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, OCTOBER 27, 2008 – GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES (BMV: GMODELO) ("GRUPO MODELO" OR "THE COMPANY"), THE LEADING BREWER IN MEXICO AND PRODUCER OF THE BEST-SELLING MEXICAN BEER IN THE WORLD, TODAY ANNOUNCED ITS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER OF 2008.

DURING THE THIRD QUARTER, TOTAL DOMESTIC VOLUME REACHED 8.8 MILLION HECTOLITERS, WHICH REPRESENTS AN INCREASE OF 0.5% COMPARED WITH THE SAME PERIOD OF THE PRIOR YEAR. VOLUME IN DOMESTIC BRANDS REMAINED STABLE COMPARED WITH THE THIRD QUARTER OF 2007 DESPITE THE SLOWDOWN IN CONSUMPTION IN MEXICO, STRONG RAINS AND THE PRICE INCREASE IMPLEMENTED DURING THE PERIOD. LIKEWISE, THE IMPORTED BRAND PORTFOLIO CONTINUED TO GROW AT DOUBLE-DIGIT RATES, REGISTERING AN INCREASE OF 27.2% DURING THE QUARTER.

EXPORT VOLUME INCREASED 1.8% WITH RESPECT TO THE SAME PERIOD OF 2007. IN THE UNITED STATES, DESPITE THE ECONOMIC SLOWDOWN IN THE COUNTRY, VOLUMES SHOWED A LOW SINGLE-DIGIT INCREASE. IT IS WORTH NOTING THE SUCCESSFUL DEVELOPMENT OF NEGRA MODELO AND MODELO ESPECIAL IN DRAFT IN THE STATES WHERE IT HAS BEEN TESTED; AS SUCH, THE COMPANY WILL KEEP PUSHING THE EXPANSION OF THIS PRESENTATION AS MARKET CONDITIONS ALLOW. OTHER MARKETS SUCH AS ASIA, LATIN AMERICA AND OCEANIA REGISTERED DOUBLE DIGIT GROWTH DURING THE QUARTER.

NET SALES GREW 6.6% COMPARED WITH THE SAME PERIOD OF 2007, TOTALING 19,935 MILLION PESOS. DOMESTIC SALES SHOWED AN INCREASE OF 6.0%, DRIVEN MAINLY BY THE PRICE INCREASE IMPLEMENTED DURING THE QUARTER IN LINE WITH OUR REVENUE MANAGEMENT STRATEGY. PARTICULARLY, REVENUE PER HECTOLITER GREW 5.4. EXPORT REVENUES SHOWED AN INCREASE OF 9.2% PRINCIPALLY DUE TO THE INCREASE IN REVENUE PER HECTOLITER IN PESOS. AS PART OF THE RISK MANAGEMENT STRATEGY OF THE COMPANY, GRUPO MODELO HAS ACQUIRED DERIVATIVE FINANCIAL INSTRUMENTS WITH THE PURPOSE OF DIMINISHING VOLATILITY IN THE OPERATING RESULTS THAT COMES FROM VARIATIONS ON CERTAIN EXCHANGE RATES AND SOME RAW MATERIAL PRICES. THESE OPERATIONS ARE REGISTERED ACCORDING TO THE MEXICAN GAAP (BULLETIN C-10, DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING OPERATIONS). AS OF THE THIRD QUARTER OF 2008, THE EXCHANGE RATE HEDGES WILL BE REGISTERED IN EACH OF THE LINE ITEMS IN WHICH THE INCOME STATEMENT MAY BE LINKED TO CURRENCY FLUCTUATIONS, AND NOT IN THE NET EXPORT SALES AS HAD BEEN DONE IN THE PAST. AS SUCH, IN THE THIRD QUARTER WE RECLASSIFIED THE RESULTS FOR THE FIRST HALF OF THE YEAR, AND WITH THIS CHANGE THE EXPORT REVENUE PER HECTOLITER GREW 7.3% DURING
THE QUARTER. ANNEX 1 PROVIDES FINANCIAL INFORMATION FOR THE FIRST, SECOND AND THIRD QUARTERS RECLASSIFIED USING HEDGE ACCOUNTING, IN ACCORDANCE WITH BULLETIN C-10. THE NET EXPORT REVENUES TOTALED 778 MILLION DOLLARS, A 2.4% ANNUAL GROWTH. OTHER INCOME DECLINED 5.1% MAINLY BECAUSE

OF A LESSER NUMBER OF CONVENIENCE STORES RESULTING FROM THE RESTRUCTURING PROCESS IMPLEMENTED TO IMPROVE OPERATIONS IN THIS BUSINESS.

IN THE THIRD QUARTER OF 2008, CROWN IMPORTS, LLC, REGISTERED NET SALES OF 683 MILLION DOLLARS AND OPERATING PROFIT OF 145 MILLION DOLLARS.

COST OF GOODS SOLD ROSE 11.6% AS A RESULT OF HIGHER RAW MATERIALS AND ENERGY PRICES. GROSS PROFIT TOTALED 10,389 MILLION PESOS A 2.3% ANNUAL INCREASE, THUS REACHING A GROSS MARGIN OF 52.1%.

OPERATING EXPENSES INCREASED 7.6%, TOTALING 5,296 MILLION PESOS AS A RESULT OF THE INCREASE IN DISTRIBUTION AND MARKETING EXPENSES, BOTH IN THE DOMESTIC AND EXPORT MARKET, AND IN THE LATTER, THE HEDGING OPERATIONS ARE ALSO REFLECTED. OPERATING PROFIT TOTALED 5,094 MILLION PESOS, WHICH REPRESENTS A 25.6% OPERATING MARGIN.

EBITDA (OPERATING INCOME + DEPRECIATION – EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) TOTALED 5,815 MILLION PESOS, REPRESENTING A MARGIN OF 29.2%.

THE COMPREHENSIVE FINANCING RESULT REGISTERED A POSITIVE RESULT OF 376 MILLION PESOS, MAINLY DUE TO THE EFFECT OF THE DEPRECIATION OF THE PESO WITH RESPECT TO THE DOLLAR BECAUSE OF THE FOREIGN NET FINANCIAL ASSETS.

MINORITY INCOME TOTALED 1,496 MILLION PESOS, OF WHICH 817 MILLION PESOS CORRESPONDS TO BARTON BEERS, A SUBSIDIARY OF CONSTELLATION BRANDS, FOR ITS 50% PARTICIPATION IN CROWN IMPORTS.

NET MAJORITY INCOME WAS 2,225 MILLION PESOS, A 0.3% INCREASE COMPARED WITH THE SAME QUARTER OF 2007, REPRESENTING A MARGIN OF 11.2% AND EARNINGS PER SHARE OF 0.69 PESOS.

GRUPO MODELO S.A.B. DE C.V. AND SUBSIDIARIES

BEER SALES

FIGURES IN MILLION HECTOLITERS

MARKET	3Q08	%	3Q07	%	VAR (%)
DOMESTIC	8.553	64.6%	8.555	65.3%	0.0%
IMPORT	0.219	1.7%	0.172	1.3%	27.2%
TOTAL DOMESTIC	8.772	66.3%	8.727	66.6%	0.5%
EXPORT	4.462	33.7%	4.384	33.4%	1.8%
TOTAL	13.234	100.0%	13.111	100.0%	0.9%

DURING THE FIRST NINE MONTHS OF 2008, TOTAL BEER VOLUME INCREASED 1.4% WITH RESPECT TO THE SAME PERIOD OF THE PRIOR YEAR, REACHING 39.2 MILLION HECTOLITERS. TOTAL DOMESTIC VOLUME GREW 2.1%, REFLECTING A 1.7% INCREASE IN MODELO'S BRANDS AND 21.9% IN THE IMPORTED BRANDS. IN TERMS OF EXPORTS, VOLUME DECLINED 0.2%, PRINCIPALLY DUE TO LOWER VOLUMES SOLD DURING THE FIRST QUARTER OF THE YEAR. IT IS WORTH NOTING THAT IN UNITED STATES, IN TERMS OF THE SALES VOLUME OF CROWN IMPORTS, MODELO ESPECIAL IS THE OUTSTANDING BRAND SHOWING DOUBLE DIGIT GROWTH.

NET SALES TOTALED 56,501 MILLION PESOS, AN INCREASE OF 1.6% WITH RESPECT TO 2007. DOMESTIC SALES GREW 6.0% DUE TO THE COMBINATION OF HIGHER VOLUME AND 3.8% GROWTH IN THE REVENUE PER HECTOLITER. NET EXPORT SALES TOTALED 2,174 MILLION DOLLARS.

COST OF GOODS SOLD ROSE 6.4%, MAINLY BECAUSE OF HIGHER RAW MATERIALS AND ENERGY COSTS. GROSS PROFIT TOTALED 30,225 MILLION PESOS, REPRESENTING A 53.5% GROSS MARGIN.

OPERATING EXPENSES INCREASED 4.3% AS A RESULT OF MARKETING AND DISTRIBUTION EXPENSES IN BOTH MEXICO AND THE UNITED STATES. OPERATING PROFIT TOTALED 15,353 MILLION PESOS. AS A RESULT, THE OPERATING MARGIN WAS 27.2%.

DEPRECIATION AND AMORTIZATION DURING THE FIRST THREE QUARTERS WAS 2,603 MILLION PESOS, REPRESENTING 4.6% OF NET SALES. EBITDA (OPERATING INCOME + DEPRECIATION – EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) TOTALED 17,524 MILLION PESOS, WITH A MARGIN OF 31.0%.

FINALLY, NET MAJORITY INCOME WAS 6,871 MILLION PESOS, WHICH REPRESENTS A NET MARGIN OF 12.2%.

FINANCIAL POSITION

AS OF SEPTEMBER 30, 2008, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES ACCOUNTED FOR 14.1% OF TOTAL ASSETS, WHICH TOTALED 100,808 MILLION PESOS, REPRESENTING A 3.1% INCREASE OVER THE LAST TWELVE MONTHS. THE COMPANY'S FINANCIAL POSITION REMAINED STRONG WITH NO LONG-TERM DEBT, AND SHORT-TERM OPERATIONAL LIABILITIES TOTALING 8,842 MILLION PESOS. MAJORITY STOCKHOLDERS' EQUITY TOTALED 62,945 MILLION PESOS, REPRESENTING A 2.1% INCREASE COMPARED TO THE PRIOR YEAR.

CAPITAL EXPENDITURES

DURING THE FIRST NINE MONTHS OF 2008, GRUPO MODELO INVESTED 4,853 MILLION PESOS OF INTERNALLY GENERATED RESOURCES, ALLOCATED TO DIFFERENT AREAS OF THE ORGANIZATION AS SHOWN IN THE FOLLOWING TABLE:

AREA	SEPTEMBER 2008
CÍA. CERVECERA DECOAHUILA	38.7%
BREWERIES AND OTHER FACILITIES	39.4%
SALES	21.9%

GRUPO MODELO S.A.B. DE C.V. AND SUBSIDIARIES
BEER SALES
FIGURES IN MILLION HECTOLITERS

MARKET	2008	%	2007 %	VAR (%)	
DOMESTIC	26.065	66.5%	25.623	66.3%	1.7%
IMPORT	0.607	1.5%	0.498	1.3%	21.9%
TOTAL DOMESTIC	26.671	68.0%	26.121	67.5%	2.1%
EXPORT	12.528	32.0%	12.550	32.5%	-0.2%
TOTAL	39.200	100.0%	38.671	100.0%	1.4%

GRUPO MODELO, S.A.B DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS FOR SEPTEMBER 30, 2008 AND 2007.

AMOUNTS IN THOUSAND OF PESOS (THE AMOUNT OF SEPTEMBER 2007 ARE EXPRESSED TO PESOS PURCHASING POWER OF DECEMBER 31,2007).

1. INCORPORATION AND CORPORATE PURPOSE:

a) GRUPO MODELO, S.A.B DE C.V. AND SUBSIDIARIES (THE GROUP)IS MAINLY ENGAGED IN THE PRODUCTION AND SALE OF BEER, WHICH BEGAN IN 1925.

b) GRUPO MODELO S.A.B DE C.V. IS MAINLY ENGAGED IN HOLDING 76.75% OF THE COMMON STOCK OF DIBLO S.A. DE C.V., WHOSE BUSINESS PURPOSE IS INVESTING IN SHARES OF SUBSIDIARY MAINLY INVOLVED IN THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD. THE MOST IMPORTANT SUBSIDIARIES ON THE BASIS STOCKHOLDER'S EQUITY ARE AS FOLLOW:

BREWERIES:	PERCENTAGE OF SHAREHOLDING IN THE SHARES COMPRISING THE CAPITAL STOCK
CERVECERÍA MODELO, S.A. DE C.V.	100
COMPAÑÍA CERVECERA DE ZACATECAS, S.A. DE C.V.	100
COMPAÑÍA CERVECERA DEL TRÓPICO, S.A. DE C.V.	100
CERVECERÍA MODELO DE GUADALAJARA, S.A. DE C.V.	100
CERVECERÍA MODELO DEL NOROESTE, S.A. DE C.V.	100
CERVECERÍA MODELO DE TORREÓN, S.A. DE C.V.	100
CERVECERÍA DEL PACÍFICO, S.A. DE C.V.	100
COMPAÑÍA CERVECERA DE COAHUILA, S.A. DE C.V.	100

TRANSFORMATION OF BARLEY TO MALT:

CEBADAS Y MALTAS, S.A. DE C.V.	100
GMODELO AGRICULTURE,LLC	100
EXTRACTOS Y MALTAS, S.A. DE C.V.	100

MACHINERY MANUFACTURER:	
INAMEX DE CERVEZA Y MALTA, S.A. DE C.V.	100
MANUFACTURER OF BEER CANS AND CROWN TOPS:	
ENVASES Y TAPAS MODELO, S.A. DE C.V.	100
DISTRIBUTORS OF BEER AND OTHER PRODUCTS:	
LAS CERVEZAS MODELO DEL OCCIDENTE, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL CENTRO, S.A. DE C.V.	100
DISTRIBUIDORA DE CERVEZAS MODELO EN EL NORTE, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN EL PACÍFICO, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL NORESTE, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN MORELOS, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN SAN LUIS POTOSÍ, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL SURESTE, S.A. DE C.V.	100
DISTRIBUIDORA DE CERVEZAS MODELO EN CHIHUAHUA, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL ESTADO DE MÉXICO, S.A. DE C.V.	100
LAS CERVEZAS MODELO DEL ALTIPLANO, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN BAJA CALIFORNIA, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN SONORA, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN CAMPECHE, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN LA ZONA METROPOLITANA, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN ZACATECAS, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN HIDALGO, S.A. DE C.V.	100
LAS CERVEZAS MODELO EN NUEVO LEÓN, S.A. DE C.V.	100
DISTRIBUTORS OF BEER AND OTHER PRODUCTS ABROAD:	
GMODELO CORPORATION, INC. (HOLDER OF 50% OF CROWN IMPORTS, LLC)	100
PROCERMEX, INC.	100
GMODELO EUROPA. S.A.U.	100

2. SUMMARY OF POLITICAL SIGNIFICANT ACCOUNTS

THE CONSOLIDATED FINANCIAL STATES THAT THEY ACCOMPANY THEY HAVE BEEN PREPARED TO ACHIEVE A REASONABLE PRESENTATION, WITH THE NORMS OF FINANCIAL INFORMATION (NIF) MEXICANS AND THEY ARE EXPRESSED IN THOUSANDS OF PESOS.

BEGINNING JAN. 1, 2008, ENTERED INTO FORCE ON DIFFERENT FINANCIAL REPORTING STANDARDS (NIF) ISSUED BY THE MEXICAN COUNCIL FOR RESEARCH AND DEVELOPMENT OF FINANCIAL REPORTING STANDARDS (CINIF), SAME AS THOSE ADOPTED BY THE GROUP.

FOLLOWING IS A SUMMARY OF THE MOST SIGNIFICANT ACCOUNTING POLICIES, INCLUDING THE CONCEPT, METHODS AND CRITERIA BASE FOR THE PREPARATION OF THE CONSOLIDATE FINANCIAL INFORMATION.

A) CONSOLIDATION - ONE HAS ESTABLISHED THE PRACTICE OF PRESENTING CONSOLIDATED FINANCIAL STATES THAT INCLUDE THE FINANCIAL SITUATION AND THE RESULTS OF THE COMPANIES IN THOSE THAT DIBLO, S. A. DE C. V. HAS CONTROL AND DIRECT OR INDIRECT PARTICIPATION IN MORE OF 50% OF THE CAPITAL STOCK. ALL THE BALANCES AND TRANSACTIONS OF IMPORTANCE AMONG THE SUBSIDIARY COMPANIES HAVE BEEN ELIMINATED FOR EFFECTS OF CONSOLIDATION. THE CONSOLIDATION WAS MADE WITH BASE IN FINANCIAL STATES OF THE SUBSIDIARIES. SEE NOTE 1.

B) RESULTS OF STATE NIF B-3 - IN ACCORDANCE WITH THE PROVISIONS OF THE FINANCIAL REPORTING STANDARD B-3. RESULTS OF STATE, THE COMPANY HAS FOUND THAT THE STATE STRUCTURE THAT BETTER REFLECTS RESULTS OF THE ESSENCE OF THEIR OPERATIONS IS BY FUNCTION, AND THAT BY GROUPING ITS COSTS AND EXPENSES IN GENERAL, ALLOWS DIFFERENT LEVELS KNOW USELESS. ADDITIONALLY, FOR A BETTER ANALYSIS OF THEIR FINANCIAL SITUATION, THE COMPANY HAS CONSIDERED NECESSARY TO PRESENT THE AMOUNT OF OPERATING SEPARATELY IN THE STATE OF OUTCOMES, BECAUSE SUCH INFORMATION IS A COMMON PRACTICE OF DISCLOSURE OF THE SECTOR TO WHICH THE ENTITY.

C) STATE OF CASH FLOWS NIF B-2-THE GROUP ADOPTED THIS STANDARD WHICH REQUIRES THE SUBMISSION, STRUCTURE AND DEVELOPMENT OF CASH FLOW STATEMENTS AND REPLACING BULLETIN B-12. STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, AND IT WANTS TO, AMONG OTHERS, SHOW THE MAIN CONCEPTS OF RECEIPTS AND PAYMENTS IN GROSS TERMS, IN VERY SPECIFIC CASES WILL BE NET ENABLING MOVEMENTS ALSO NEEDS TO SHOW THE CONFORMATION OF THE BALANCE OF CASH.

D) NIF B-10 "EFFECTS OF THE INFLATIONS"- IT ESTABLISH THE RULES FOR THE RECOGNITION OF THE EFFECT OF THE INFLATIONS WITH BASE IN THE INFLATIONARY ENVIRONMENT OF THE COUNTRY; ALSO IT INCORPORATES AMONG OTHERS THE FOLLOWING CHANGES: I) THE POSSIBILITY OF CHOOSE AMONG USING THE NATIONAL INDEX OF PRICES TO THE CONSUMER AND THE VALUE OF THE UNIT OF

INVESTMENT, II) REPEALS THE METHOD OF VALUATION OF ASSETS OF FOREIGN ORIGIN, III) THAT THE RESULT FOR HOLDING OF NOT MONETARY ASSETS AND THE RESULT OF INITIAL MONETARY POSITION, ARE RECLASSIFIED TO THE ACCUMULATED RESULTS OR STAY IN THE CAPITAL STOCK, ONLY THOSE CORRESPONDING DEPARTURES THAT GAVE HIM ORIGIN AND THAT THEY HAVE NOT STILL RECYCLED TO THE STATE OF RESULTS.

E) THE INVESTMENT IN ACTIONS OF ASSOCIATE COMPANIES IS VALUED BY THE METHOD OF PARTICIPATION. AS THIS METHOD, THE COST OF ACQUISITION OF THE ACTIONS MODIFIES FOR THE PROPORTIONAL PART OF THE CHANGES IN THE BILLS OF THE CAPITAL STOCK OF THE ASSOCIATE COMPANIES, LATER TO THE DATE OF BUYS. THE PARTICIPATION IN THE PROFITS OF THOSE ASSOCIATE COMPANIES THAT MANUFACTURE NECESSARY INPUTS FOR THE PRODUCTION OF BEER, IS PRESENTED DIMINISHING THE COST OF SALES.

F) VALUE OF IMMEDIATE REALIZATION - THE INVESTMENTS IN VALUES, CORRESPOND TO FINANCIAL INSTRUMENTS WITH ENDS OF BUSINESS AND AVAILABLE FINANCIAL INSTRUMENTS FOR THEIR SALE, THEY ARE VALUED TO THEIR REASONABLE VALUE, WHICH IS SIMILAR TO THEIR VALUE OF MARKET. THE REASONABLE VALUE IS THE QUANTITY FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR TO BE LIQUIDATED LIABILITIES FINANCIAL, AMONG INTERESTED AND WILLING PARTS, IN A TRANSACTION IN FREE COMPETITION.

G) THE DERIVATIVE INSTRUMENTS FINANCIROS - THE MAIN FINANCIAL RISKS PRESENTED BY THE COMPANY, ARE THOSE RELATED TO THE FLUCTUATING EXCHANGE RATE (DOLLAR-PESO), AND VARIATIONS IN THE INTERNATIONAL MARKET PRICE OF SOME INPUTS, WHICH ARE FILLED THROUGH RECRUITMENT OF DERIVATIVE INSTRUMENTS WITH DIFFERENT PARTNERS, IS RECOGNIZED AS ASSETS AND LIABILITIES AT THEIR FAIR VALUE. (SEE NOTE 16)

H) INVENTORIES AND COST OF SALES - THIS ITEM IS ORIGINALLY RECORDED THROUGH THE LAST-IN-FIRST-OUT METHOD AND IS SUBSEQUENTLY RESTATED TO REPLACEMENT COST. VALUES DETERMINATE DO NOT EXCEED MARKET VALUE. SEE NOTE 4.

I) PROPERTY, PLANT AND EQUIPMENT .- WE RECORD THE COST OF ACQUISITION, THROUGH DECEMBER 2007, THE NIF REQUIRES THAT SUCH CONCEPTS WERE REAFFIRMED IN APPLYING INFLATION FACTORS DERIVED FROM THE CPI ACCORDING TO THE SENIORITY OF THE EXPENDITURE.

J) WORKS IN PROCESS AND ADVANCES TO SUPPLIERS - THEY REGISTER THE VALUE IN THAT THE EXPENDITURES ARE MADE UP TO 2007, THEY WERE RESTATED BY THE APPLICATION OF THE DERIVED INFLATION FACTORS OF THE INPC, ACCORDING TO THE ANTIQUITY OF THE EXPENDITURE.

K) DEPRECIATION- THIS ITEM IS CALCULATED BASED ON THE RESATED VALUES OF PROPERTY, PLANT AND EQUIPMENT, BASED ON THE PROBABLE USEFUL LIFE AS DETERMINED BY INDEPENDENT APPRAISERS

AND THE TECHNICAL DEPARTMENT OF THE GROUP. ANNUAL DEPRECIATION RATES ARE SHOWN IN NOTE 6.

L) AND AMORTIZATION EXPENSES FOR INTANGIBLE ASSETS – THE INTANGIBLE ASSETS IS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET, PROVIDED THAT THEY ARE IDENTIFIABLE, PROVIDE ECONOMIC BENEFITS AND WILL HAVE CONTROL OVER THOSE PROFITS. UNTIL DECEMBER 2007ESTOS CONCEPTS WERE UPDATED BY APPLYING INFLATION FACTORS DERIVED FROM THE CPI ACCORDING TO THE ANTIQUITY OF EXPENDITURES. THE LICENSES AND PERMITS ARE PAYMENTS MADE FOR THE EXPLOTATION OF A PATENT OR REGISTRATION GRANTED BY THE OWNER OF THEM, ARE RECORDED AT THEIR ACQUISITION VALUE, WHICH AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS IS SIMILAR TO ITS MARKET VALUE.

M) ARE LONG-TERM ASSETS - THE MANAGEMENT GROUP HAS CONDUCTED STUDIES TO DETERMINE THE VALUE OF LONG-TERM RECOVERY, TANGIBLE AND INTANGIBLE ASSETS, AND DETERMINE WHETHER OR NOT THERE IS SIGNIFICANT DETERIORATION IN THOSE ASSETS.

N) AMORTIZATION - THE ORIGINAL AMOUNT AND THE UPGRADE OF OTHER ASSETS SUBJECT TO AMORTIZATION, ARE AMORTIZED ON A STRAIGHT LINE MEDITATES. RATES USED FOR ACCOUNTING PURPOSES (BETWEEN 5% AND 10%) ARE DETERMINED BASED ON THE EXPERIENCE OF THE ECONOMIC FUTURE BENEFICES. THE BRAND REPRESENTS PATENTS AND PAYMENTS FOR THE RIGHTS OF THE USE OF THEM, AND ARE AMORTIZED ON A STRAIGHT LINE IN THE PERIOD WHICH IS ESTIMATED TO HAVE A PROFIT GENERATED BY THESE ASSETS.

O) LABOUR OBLIGATIONS TO THE RETIREMENT – THE EFFECTS OF ANTIQUITY PREMIUMS THAT THE WORKERS HAVE RIGHT TO PERCEIVE WHEN FINISHING THE LABOUR RELATIONSHIP AFTER 15 YEARS OF SERVICES AND THE OBLIGATIONS FOR REMUNERATIONS AT THE END OF THE LABOUR RELATIONSHIP THAT ESTABLISH IN RETIRE PLANS OF PENSIONS FOR THE EMPLOYEES THEY ARE RECOGNIZED AS COSTS OF THE YEARS IN WHICH SAID SERVICES ARE RENDERED, WITH BASE IN ACTUARIAL STUDIES CARRIED OUT BY INDEPENDENT ACTUARIES AND THEY REGISTERED ACCORDING TO THE LIMITS SETTLED DOWN BY THE NIF D-3 BENEFITS TO THE EMPLOYEES. (NOTE 8)

NIF D-3 "BENEFITS TO THE EMPLOYEES"- IT SUBSTITUTED TO THE BULLETING EFFECTIVE D-3. THE MOST IMPORTANT CHANGES, AMONG OTHERS, CORRESPOND TO REDUCTION IN A MAXIMUM OF 5 YEARS FOR THE DEFERRED OF THE PENDING DEPARTURES OF REDEEMING, THE INCORPORATION EFFECT OF SALARY GROWTHS IN THE DETERMINATION OF OBLIGATIONS FOR DEFINED BENEFITS (PREVIOUSLY OBLIGATION FOR THE PROJECTED BENEFITS) AND THE ELIMINATION OF THE ADDITIONAL COUNTABLE TREATMENT OF THE LIABILITIES AND ITS CORRESPONDING COMPENSATIONS LIKE ACTIVE INTANGIBLE AND, THEIR CASE THE COMPONENT SEPARATED FOR THE CAPITAL STOCK.

P) DEFFERED INCOME TAX, EMPLOYEES' PROFIT SHARING AND FLAT RATE CORPORATE TAX – FOR THE RECOGNITION OF THE DIFFERED TAX, THE GROUP USES THE METHOD OF ASSETS AND LIABILITIES INTEGRAL, WHICH CONSISTS ON DETERMINING THIS TAX FOR ALL THE TEMPORARY DIFFERENCES AMONG THE VALUES ACCOUNTANT AND FISCAL OF THE ASSETS AND LIABILITIES TO THE DATE OF THE

FINANCIAL STATEMENTS. DEFERRED STATUTORY PROFIT SHARING ONLY ARISES ON NON-RECURRING TEMPORARY ITEMS. SEE NOTE 12.

NIF D-4 "TAXES TO THE PROFIT"- IT REQUIRE THAT THE TAX IS RECOGNIZED TO ASSETS LIKE A FISCAL CREDIT AND, CONSEQUENTLY, AS AN ASSETS FOR DIFFERED TAX, THE TERM IS ELIMINATED OF PERMANENT DIFFERS AND IT REQUIRE THAT IT IS RECLASSIFIED TO ACCUMULATED RESULTS THE RECOGNIZE INITIAL EFFECT OF DIFFERED TAXES IN THE CAPITAL STOCK, LESS THAT THEY HAVE NOT BEEN CARRIED OUT THE DEPARTURES THAT GAVE HIM ORIGIN.

Q) STOCKHOLDERS EQUITY- THE CAPITAL STOCK, LEGAL RESERVE, CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ARE RESTATED UNTIL DECEMBER 31,2007 BY APPLYING NCPI FACTOR TO HISTORICAL AMOUNTS.

R) ACCUMULATED PROFITS- WITH REASON OF THE ENTRANCE IN EFFECT OF THE MODIFICATION IN THE NIF'S B-10 AND D-4 THE ACCUMULATED PROFITS INCLUDE THE EFFECTS THAT UNTIL DECEMBER 2007, FOR THESE CONCEPTS DIRECTLY IN THE CAPITAL STOCK, OF AGREEMENT TO EFFECTIVE NORMATIVELY IN PASSED YEARS.

S) PREMIUM ON SHARE SUBSCRIPTION – THIS ITEM REPRESENTS THE EXCESS DIFFERENCE BETWEEN PAYMENT OF SUBSCRIBED SHARES AND THE THEORETICAL VALUE OF THOSE SHARES AT THE TIME OF SUBSCRIPTION, AND IS RESTATED BY APPLYING NCPI FACTORS.

T) INTEGRAL PROFITS – THIS ITEM REPRESENTED BY THE NET PROFIT FOR THE YEAR, AS WELL AS FOR THOSE DEPARTURES THAT IS SPECIFIES FOR DISPOSITION THEY ARE REFLECTED IN THE CAPITAL STOCK AND THEY DON'T CONSTITUTE CONTRIBUTIONS, REDUCTIONS AND CAPITAL DISTRIBUTIONS.

U) EARNINGS PER SHARE- EARNINGS PER SHARE ATTRIBUTABLE TO THE MAJORITY INTEREST WERE CALCULATED BASED ON THE AVERAGE OF COMMON SHARES OUTSTANDING.

V) FOREIGN CURRENCIES - THE TRANSACTIONS IN FOREIGN CURRENCY REGISTER TO THE TYPE OF EFFECTIVE CHANGE IN THE DATE OF THEIR OPERATION. THE ASSETS AND PASSIVE DENOMINATED IN THIS CURRENCY THEY ARE PRESENTED IN MEXICAN CURRENCY TO THE TYPE OF EFFECTIVE CHANGE TO THE DATE OF THE CONSOLIDATED GENERAL BALANCE. THE MOTIVATED DIFFERENCES FOR FLUCTUATIONS IN THE TYPE OF CHANGE BETWEEN THE DATES OF THE TRANSACTIONS AND THAT OF THEIR LIQUIDATION OR RATING TO THE CLOSING OF THE EXERCISE ARE RECOGNIZED IN RESULTS. SEE NOTE 14.

W) CONVERSION OF FOREIGN CURRENCIES"- SUBSTITUTES THE BULLETING EFFECTIVE B-15 AND ESTABLISH, AMONG OTHERS THE ELIMINATION OF THE CLASSIFICATIONS INTEGRATED FOREIGN OPERATION AND FOREIGN ENTITY, THE PROCEDURE TO CONVERT THE FINANCIAL INFORMATION OF A

FOREIGN OPERATION. I) OF THE CURRENCY OF REGISTRATION TO THE FUNCTIONAL ONE, II) OF THE FUNCTIONAL CURRENCY TO THE ONE OF FORMLESS, ALSO IT ALLOWS THAT AN ENTITY PRESENTS THEIR FINANCIALS STATEMENTS IN A CURRENCY OF DIFFERENT INFORM TO THEIR FUNCTIONAL CURRENCY.

X) THE PASSIVE ONES TO POSITION OF THE COMPANY AND THE PROVISIONS OF PASSIVE RECOGNIZED IN THE GENERAL BALANCE THEY REPRESENT PRESENT OBLIGATIONS IN THOSE THAT IT IS PROBABLE THE EXIT OF ECONOMIC RESOURCES TO LIQUIDATE THE OBLIGATION. THESE PROVISIONS HAVE REGISTERED COUNTABLY, UNDER THE BEST MADE REASONABLE ESTIMATE FOR THE ADMINISTRATION TO LIQUIDATE THE PRESENT OBLIGATION; INS SEIZURE, THE REAL RESULTS COULD DIFFER OF THE GRATEFUL PROVISIONS.

3. ACCOUNTS AND NOTES RECEIVABLE

THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	2008	2007
TRADE ACCOUNTS RECEIVABLE	$7,144,098	$ 6,329,443
SUNDRY DEBTORS	600,414	618,635
SALESMEN	18,076	18,556
	$7,762,588	$6,966,634
LESS- ALLOWANCE FOR DOUBTFUL ACCOUNTS	(288,290)	(344,335)
	7,474,298	6,622,299
RECORVERABLE TAXES	924,661	257,486
NON- CONSOLIDATED RELATED COMPANIES	69,327	65,978
OFFICERS AND EMPLOYEES	35,133	38,134
	8,503,419	6,983,897
LESS- CURRENT ACCOUNTS AND NOTES RECEIVABLE	(6,522,973)	(5,311,977)
LONG-TERM ACCOUNTS AND NOTES RECEIVABLE	$ 1,980,446	$ 1,671,920

4. ANALYSIS OF INVENTORIES

THIS ACCOUNT IS MADE UP AS FOLLOW:

ITEM	2008	2007
CONTAINERS AND PACKING	$ 4,716,426	$ 2,933,212
FINISHED GOODS AND WORK IN PROCESS	2,493,229	2,366,574
MERCHANDISE IN TRANSIT AND ADVANCES TO SUPPLIERS	1,620,716	1,361,859

MEXICAN STOCK EXCHANGE

RAW MATERIALS	2,079,761	1,184,224
SPARE PARTS AND ACCESSORIES	738,842	685,850
ADVERTISING ARTICLES	260,549	200,242
	$11,909,523	$ 8,731,961
LESS- ALLOWANCE FOR SLOW-MOVING INVENTORIES	(146,739)	(138,158)
	11,762,784	8,593,803

5.INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOW:

COMPANIES	SHAREHOLDING PERCENTAGE IN SHARES COMPANIES THE CAPITAL STOCK	2008	2007
DIRECCIÓN DE FÁBRICAS, S.A. DE C.V. (HOLDER OF GLASS MANUFACTURING COMPANIES)	41	$ 3,597,186	$ 3,322,292
MANANTIALES LA ASUNCIÓN, S.A.P.I. DE C.V.	60	599,045	270,412
GONDI, S.A. DE C.V.	7	224,371	217,567
MODELO MOLSON IMPORTS	50	276,655	-
INVESTMENTS ABROAD	40-81	70,589	123,031
OTHER		55,374	37,974
		4,823,220	3,971,276
LESS- ALLOWANCE FOR DECLINE IN BOOK VALUE		(19,420)	(144,364)
		4,803,800	3,826,912

b) THE AMOUNT OF THIS INVESTMENT IS SHARES OF ASSOCIATE; IT INCLUDES THE PARTICIPATION IN THE RESULTS OF THIS ENTITIES FOR $439,299 ($437,696 IN 2007) OF PROFIT.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

A) THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	ANNUAL PERCENTAGE OF DEPRECIATION RATE	2008 HISTORICAL COST- NET	2008 RESTATEMENT NET	2008 TOTAL NET VALUE	2007 TOTAL NET VALUE
LAND	-	1,616,955	3,204,159	4,821,144	4,976,834
MACHINERY AND EQUIPMENT	5	15,305,227	7,524,935	22,830,162	22,483,988
TRANSPORTATION EQUIPMENT	12 TO 25	2,849,815	285,159	3,134,974	2,950,446
BUILDINGS AND CONSTRUCTIONS	2	6,631,430	6,493,105	13,124,535	13,838,280
COMPUTER EQUIPMENT	25	465,254	29,979	495,233	552,526
FURNITURE AND OTHER EQUIPMENT	7	2,308,510	74,875	2,383,385	800,795
ANTIPOLLUTION EQUIPMENT	5	517,980	302,955	820,935	866,352
CONSTRUCTION IN PROGRESS ADVANCES TO SUPPLIERS	-	6,850,876	147,580	6,998,456	5,178,237
		36,546,047	18,062,747	54,608,794	51,647,458

DEPRECIATION FOR THE PERIOD AMOUNTED TO $2,455,664 ($2,317,171 IN 2007)

b) THE GROUP'S MANAGEMENT ESTIMATES THAT COMPLETION OF CONSTRUCTION IN PROCESS AND ADVANCES TO SUPPLIERS WILL REQUIRE AN ADDITIONAL INVESTMENT OF APPROXIMATELY $6,797,836 ($2,030,782 IN 2007), TO BE APPLIED TO THE CONSTRUCTION OF WAREHOUSES, OFFICES, THE ACQUISITION AND INSTALLATION OF NEW PRODUCTION LINES. ALSO THESE AMOUNTS CONSIDER CONSTRUCTIONS OF A NEW PRODUCTION PLANT IN PIEDRAS NEGRAS, COAHUILA. IT IS ESTIMATED THAT THESE CONSTRUCTIONS IN PROGRESS WILL BE CONCLUDED IN 2008 AND 2010, RESPECTIVELY.

7. OTHER ASSETS:

THE BALANCE OF THIS ACCOUNT IS MADE UP AS FOLLOWS:

ITEM	2008	2007
DEFERRED EXPENSES	$2,491,284	$ 2,562,366
GOODWILL AND OTHER INTANGIBLE ASSETS	2,139,210	1,356,726
	4,630,494	3,919,092
LESS- ACCUMULATED AMORTIZATION	(1,228,082)	(989,027)
	3,402,412	2,930,065
ASSETS NET PROJECTED (SEE NOTE 8)	1,040,897	496,297
	4,443,309	3,426,362

8. LABOR OBLIGATIONS UPON RETIREMENT:

THE GROUP HAS A PLAN OF RETIREMENT FOR ITS WORKERS, TO WHICH THESE DON'T CONTRIBUTE. THE BENEFITS UNDER THIS PLANS ARE BASED MAINLY ON THE FULFILLED YEARS OF SERVICE BY THE WORKER AND THEIR REMUNERATION TO THE DATE DE RETIREMENT. THE OBLIGATIONS AND COSTS CORRESPONDING TO THIS PLANS, AS WELL AS THOSE CORRESPONDING TO THE PREMIUMS OF ANTIQUITY THAT THE WORKERS HAVE RIGHT TO PERCEIVE WHEN ENDING THE LABOR RELATIONSHIP LATER OF HAVING WORKED DETERMINING NUMBER OF YEARS, ARE RECOGNIZED WITH BASE IN ELABORATED ACTUARIAL STUDIES FOR INDEPENDENT EXPERTS, TO INCLINATION OF CONTRIBUTIONS TO A BOTTOM OF IRREVOCABLE TRUST FOND.

THE COMPANY HAS ESTABLISHED A PASSIVE ONE TO COVER COMPENSATIONS TO THE EMPLOYEES IN CASE OF DISCHARGE AND OTHER OBLIGATIONS FOR LATER BENEFITS TO THE RETIREMENT, WHICH ARE BASED ON ELABORATED ACTUARIAL STUDIES BY INDEPENDENT EXPERTS.

- TO THE DATE OF THE CONSOLIDATED FINANCIAL STATES, THE AMOUNT, FOR CONCEPT OF LABOR OBLIGATIONS TO THE PERSONNEL'S RETIREMENT, IS ANALYZED LIKE IT CONTINUES:

DESCRIPTION	2008	2007
OBLIGATIONS FOR CURRENT BENEFITS	$ 5,915,513	$ 5,571,184
ADDITIONAL AMOUNT OF PROJECTED BENEFITS	445,160	421,240
OBLIGATIONS FOR PROJECTED BENEFITS	6,360,673	5,992,424
PLAN ASSETS (TRUST FUND)	(6,226,925)	(5,917,371)
	133,748	75,053
ITEMS TO BE AMORTIZED OVER A PERIOD OF 5 YEARS		
FOR ADJUSTMENTS TO VARIATIONS	(636,300)	(548,890)
FOR LAST SERVICES	(538,345)	(575,680)
ASSETS NET PROJECTED (NOTE 7)	(1,040,897)	(1,049,517)

- IN THE PERIOD, PAYMENTS MADE BY THE TRUSTS TO BENEFICIARIES AMOUNTED TO $268,685 ($238,365 IN 2007).

- THE NET COST FOR THE PERIOD AMOUNTED TO $278,839 ($193,952 IN 2007).

- SEVERANCE PAYMENTS OF $ 446,296 ($350,505 IN 2007), WERE MADE IN THE PERIOD.

JANUARY 1, 2008 WENT INTO EFFECT THE NIF D-3 "BENEFITS TO THE EMPLOYEES, WHICH THE COMPANY ADOPTED. THE NIF D-3 RECOGNIZES THREE TYPES OF BENEFITS TO THE EMPLOYEES; DIRECT TO SHORT AND RELEASE TERM, TO THE TERM OF THE LABOR RELATIONSHIP AND THE RETIREMENT. THESE LAST ONES CAN BE DEFINED PLANS OF CONTRIBUTION OR OF DEFINED BENEFITS.

THE GRANTED BENEFITS FOR THE COMPANY TO THEIR EMPLOYEES ARE DESCRIBED NEXT:

THE SHORT TERM DIRECT BENEFITS (SALARIES, EXTRA TIME, VACATIONS, ETC.) ARE RECOGNIZED CONFORMS TO THEY BECOME AND THEIR LIABILITIES ONES ARE EXPRESSED TO THEIR NOMINAL VALUE.

THE LONG TERM DIRECT BENEFITS (PRIZES OF ANTIQUITY, FUNDS, AND OTHER PAYABLE CONCEPTS TO MORE OF TWELVE MONTHS) THEY ARE RECOGNIZED IN FUNCTION TO THE POLITICIANS FOR THEIR GRANT AND THE LIABILITIES ONES ARE VALUED TO THEIR DISCOUNTED VALUE.

THE COMPANY PAYS COMPENSATED ABSENCES FOR SUCH LEGAL OR CONTRACTUAL CONCEPTS AS VACATIONS, FESTIVAL DAYS AND PERMITS OF ABSENCE WITH ENJOYMENT OF SALARY, WHICH ARE RECOGNIZED WHEN THEY ARE EXERCISED AND THEY ARE NOT ACCUMULATIVE.

THE NIF D-3 REQUIRES THE ADDITIONAL CANCELLATION OF THE LIABILITIES ONE AND ITS CORRESPONDING COMPENSATIONS LIKE ASSETS INTANGIBLE AND IN THAT CASE THE COMPONENT SEPARATED FROM CAPITAL STOCK, REQUIRED FOR THE PREVIOUS BULLETIN D-3.

THE PREMIUM OF ANTIQUITY THAT THE WORKERS HAVE RIGHT TO PERCEIVE TO THE TERM OF THE LABOR RELATIONSHIP OR THE RETIREMENT IS CONSIDERED INSIDE OF EACH ONE OF THE PLANS OF BENEFITS TO THE TERM OF THE LABOR RELATIONSHIP OR THE RETIREMENT, IN PROPORTION TO EACH PLAN.

UNTIL THE YEAR THAT FINISHED DECEMBER 31, 2007 THE PENDING DEPARTURES OF REDEEMING, REDEEMED IN FUNCTION TO THE LABOR LIFE DE THE WORKERS, WHICH WAS OF 23 YEARS.

SINCE YEAR 2008, THE LAST SERVICES AND THE EARNINGS (LOSSES) ACTUARIAL GENERATED IN PREVIOUS YEARS THEY ARE REDEEMED IN FIVE YEARS. THE EARNINGS (LOSSES) ACTUARIAL GENERATED IN THE YEAR, THEY ARE RECOGNIZED LIKE PART OF THE NET COST OF THE PERIOD.

9. <u>CONTINGENCIES AND COMMITMENTS</u>:

A) VARIOUS LAWSUITS ARE CURRENTLY OUTSTANDING FOR DIFFERENT REASONS. IN THE OPINION OF THE GROUP'S OFFICERS AND LAWYERS, THESE MATTERS WILL BE RESOLVED FAVOURABLY. IN ANY EVENT, THE RESULT OF THE LAWSUITS WILL NOT SUBSTANTIALLY AFFECT THE CONSOLIDATED FINANCIAL POSITION OR THE CONSOLIDATED RESULTS OF OPERATIONS.

B) AS OF THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE ARE OUTSTANDING COMMITMENTS FOR THE PURCHASE OF INVENTORIES, MACHINERY AND EQUIPMENT IN THE AMOUNT OF APPROXIMATELY 89 MILLION 417 THOUSAND U.S. DOLLARS (137 MILLIONS U.S. DOLLARS IN 2007).

C) IN 2000 AND 2001, OPERATING LEASE AGREEMENTS WERE SIGNED FOR AIR TRANSPORTATION EQUIPMENT, WITH MANDATORY TERMS OF 10 AND 7 YEARS AND MONTHLY LEASE PAYMENTS OF 170,000 U.S. DOLLARS AND 24,000 U.S. DOLLARS, RESPECTIVELY. WHICH HAD BEEN CONQUERED FROM A PREMATURE WAY TO INCLINATION OF THE ACQUISITION OF THE AIRPLANE AND THE TERMINATION OF THE CONTRACT OF THE HELICOPTER TO THE DATE OF THE CONSOLIDATED FINANCIAL STATES.

10. COMMON STOCK

A) AS OF SEPTEMBER 30, 2008, THE COMMON STOCK CONSISTED OF 3,235,504,432 (3,251,759,632 IN 2007) SHARES WITH NO PAR VALUE, DIVIDED AD FOLLOWS:

DESCRIPTION	AMOUNT
FIXED CAPITAL	
SERIES A CLASS I SHARES- WITHOUT WITHDRAWAL RIGHTS, COMPRISED OF 1,459,389,728 FULLY SUBSCRIBED AND PAID-IN COMMON VOITING SHARES; THESE SHARES MUST ALWAYS COMPRISE AT LEAST 56.10% OF TOTAL SHARES OF THE COMMON STOCK WITH VOITING RIGHTS, AND ARE NO SUBJECT TO OWNERSHIP SUBSCRIPTION LIMITATIONS (HISTORICAL VALUE)	$ 785,966
VARIABLE CAPITAL:	
SERIES B CLASS II SHARES- COMPRISED OF 1,142,017,984 FULLY SUBSCRIBED AND PAID- IN COMMON VOITING SHARES, WHICH IN NO CASE MAY COMPRISE MORE THAN 43.90% OF THE TOTAL VOITING AND ARE NOT SUBJECT TO OWNERSHIP SUBSCRIPTION LIMITATIONS (HISTORICAL VALUE)	$ 1,085,855
SERIES C CLASS II SHARES- COMPRISED OF 634,096,720 FULLY SUBSCRIBED AND PAID-IN NONVOTING SHARES, WHICH IN NO CASE MAY COMPRISE MORE THAN 20% OF THE COMMON STOCK (HISTORICAL VALUE)	967,801
	2,839,652
EFFECT OF RESTATEMENT ACCUMULATED AT DECEMBER 31, 2007	13,537,759
	$ 16,377,411

MEXICAN STOCK EXCHANGE

B) COMPOSITION OF THE UPDATING OF SOME SHAREHOLDER'S EQUITY ACCOUNTS:

ITEM	NET COST	NET RESTATEMENT	NET RESTATEMENT
CAPITAL	$ 2,839,652	$ 13,537,759	$ 16,377,411
SHARE PREMIUM	199,388	891,310	1,090,688
ACCUMULATED PROFITS :			
LEGAL RESERVE	2,475,835	799,648	3,275,483
TO BE APPLIED	35,477,823	158,014	35,635,837
PROFIT FOR THE PERIOD	6,870,674	-	6,870,674
	$ 47,863,372	$ 15,386,731	$ 63,250,103
	==========	==========	==========

IN CASE OF REDUCTION OF CAPITAL, TO ANY SURPLUS OF THE CAPITAL STOCK ON THE BALANCES OF THE BILLS OF THE CAPITAL OF CONTRIBUTION, WILL BE GIVEN THE TREATMENT OF DISTRIBUTION OF PROFITS THAT POINT OUT THE EFFECTIVE FISCAL DISPOSITIONS

11. COMPREHENSIVE INCOME:

THE GROUP'S COMPREHENSIVE INCOME FOR THE PERIOD IS MADE UP AS FOLLOWS:

DESCRIPTION	2008	2007
MAJORITY NET UTILITY		
CONSOLIDATED OF THE PERIOD	$ 6,870,674	$ 12,568,303
NET UTILITY OF MINORITY INTEREST	2,086,623	-
CANCELLATION OF THE LABOR OBLIGATIONS	603,998	-
EFFECT FOR RATING OF COVERINGS	(397,987)	-
RESULT FROM HOLDING NON-MONETARY ASSETS	-	(92,603)
COMPREHENSIVE INCOME	$9,163,308	$12,475,700
	==========	===========

12. INCOME TAX (ISR), PARTICIPATION OF WORKERS IN THE UTILITY (PTU) AND RESTRICTIONS ON PROFITS:

A) AT SEPTEMBER 30 2008 THE COMPANY DETERMINED A FISCAL UTILITY. WITH BASE IN THEIR FINANCIAL AND FISCAL PROJECTIONS, THE COMPANY DETERMINED THAT THE TAX THAT ESSENTIALLY WILL PAY IN THE FUTURE IT WILL BE ISR FOR WHAT DIFFERED ISR HAS RECOGNIZED. THE FISCAL RESULT

DIFFERS OF THE COUNTABLE RESULT DUE TO THE DIFFERENCES OF TEMPORARY AND PERMANENT CHARACTER. ADDITIONALLY OCTOBER OF 2007, 1 WERE PUBLISHED THE LAW FROM THE MANAGERIAL TAX TO UNIQUE RATE; WHICH WENT INTO EFFECT TO LEAVE OF JANUARY 1 2008. THE IETU TO THE CLOSING OF THE EXERCISE IS CALCULATED APPLYING THE RATE OF 16.5% (17% AND 17.5% FOR 2009 AND 2010, RESPECTIVELY) TO A CERTAIN UTILITY WITH BASE IN FLOWS OF EFFECTIVE, THIS UTILITY IS DETERMINED TO INCLINATION OF DIMINISHING OF THE ENTIRETY OF THE PERCEIVED REVENUES FOR THE BURDENED ACTIVITIES, THE AUTHORIZED DEDUCTIONS. THE PREVIOUS RESULT DIMINISHES THE CALLS CREDITS DE IETU, ACCORDING TO IT ESTABLISHES IT THE EFFECTIVE LEGISLATION.

B) THE PROVISIONS ARE ANALYZED NEXT:

ITEM	2008	2007
CURRENTRLY INCOME TAX	$3,949,735	$4,648,835
ASSETS TAX	-	34,861
DIFFERED INCOME TAX	(351,921)	(216,418)
	$ 3,597,814	$4,467,278

C) TAXES AND DIFFERED PARTICIPATION OF UTILITIES - THE MAIN DEPARTURES STORMS THAT GAVE ORIGIN TO THE PASSIVE ONE FOR THIS CONCEPT, THEY ARE ASSETS FIXED, INVENTORIES CUMULATIVE LABOR OBLIGATIONS, MAINLY:

ITEM	2008	2007
ASSETS FIXED AND OTHER ASSETS	$ 6,669,966	$6,587,615
CUMULATIVE INVENTORIES	441,077	682,238
LABOR OBLIGATIONS UPON RETIREMENT	289,725	296,829
OTHERS	443,233	607,271
SUBTOTAL	7,844,001	8,173,953
FISCAL CREDITS CORRESPONDING TO:		
LOSSES DUE FROM TAX BY AMORTIZATION	(23,921)	-
RECOVERABLE ASSET TAX	(21,590)	(69,523)
TOTAL OF PASSIVE FOR DIFFERED TAX	7,798,490	8,104,430
DEFERRED PTU	71,771	112,313
DEFERRED IETU	119,261	-
TOTAL DEFERRED INCOM AND DEFERRED EMPLOYEES	$7,989,522	$ 8,216,743

D) EMPLOYEES' PROFIT SHARING IS CALCULATED BY APPLYING THE RATE OF 10% TO THE AMOUNT DETERMINED IN ACCORDANCE WITH THE SPECIAL RULES SET FORTH IN THE INCOME TAX LAW.

THE PROVISION OF EMPLOYEES PROFIT SHARING TO SEPTEMBER 30, 2008, WHICH WAS RECORDED IN OTHER EXPENSES IN THE INCOME STATEMENT, DISCUSSED BELOW:

ITEM	2008	2007
CURRENT EMPLOYEES PROFIT SHARING	$ 925,685	$ 1,097,277
DEFERRED EMPLOYEES PROFIT SHARING	(14,828)	(21,016)
	$ 910,857	$ 1,076,261

E) THE STATUTORY RATE FOR INCOME TAX IS 28% (29% IN 2007), AND DIFFERS FROM THE EFFECTIVE RATE OF 26.5% (27.1% IN 2007), MAINLY DUE TO THE EFFECTS OF TAX CONSOLIDATION AND NON-DEDUCTIBLE-EXPENSES.

F) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, ASSET TAX AMOUNT TO $21,590 ($69,523 IN 2007), WHICH CAN BE RECOVERED IN THE FOLLOWING TEN YEARS TO THE EXTENT INCOME TAX EXCEEDS ASSET TAX IN ANY OF THOSE YEARS.

G) GRUPO MODELO S. A. B. DE C. V., TOGETHER WITH ITS DIRECT AND INDIRECT SUBSIDIARIES, IS AUTHORIZED BY THE TAX AUTHORITIES TO DETERMINE INCOME TAX ON A CONSOLIDATED BASIS SPECIFIED IN THE INCOME TAX LAW. THE MAIN CONSIDERATIONS IN THE TAX CONSOLIDATIONS ARE AS FOLLOWS:

- THE PERCENTAGE OF FUNDABLE PARTICIPATION IS THE PARTICIPATION STOCK AVERAGE, WHICH IS APPLIED EACH ONE OF THOSE CONTROLLED AND FOR THE CONTRADER IT CORRESPONDS 100%. FOR THOSE CONTROLLED THAT THEY HAVE FISCAL LOSSES TO REDEEM OF PREVIOUS EXERCISES THAT HAVE BEEN INCLUDED IN THE DETERMINATION OF THE CONSOLIDATED FISCAL RESULT CORRESPONDING TO THE YEARS 1999 AT 2004 AND THAT THEY ARE REDEEMED AGAINST GENERATED FISCAL UTILITIES IN THE EXERCISE, THEY ARE CONSIDERED TO THE MULTIPLIED PERCENTAGE OF FUNDABLE PARTICIPATION BY THE FACTOR OF 0.60.

- ANY COMPANIES IN WHICH THE DIRECT OR INDIRECT EQUITY PERCENTAGE DOES NOT EXCEED 50% MAY NOT BE INCLUDED IN THE CONSOLIDATION PROCESS.

- INDIVIDUAL TAX LOSSES OF THE PARENT OR SUBSIDIARIES WHICH ARE AMORTIZIRED DURING THE PERIODS IN ACCORDANCE WITH THE TAX LAW, MUST BE ADDED TO THE CONSOLIDATED PROFIT OF THE YEAR IN WHICH THEIR AMORTIZATION RIGHT EXPIRES.

H) AT THE DATE OF THE CONSOLIDATED BALANCE SHEET, THERE WERE TAX LOSSES GENERATED BY SUBSIDIARIES BEFORE THE INCORPORATION IN THE TAX CONSOLIDATION THAT WILL AFFECT THE CONSOLIDATED TAX RESULT BY $23,921 ($13,386 IN 2007) AT THE TIME THESE SUBSIDIARIES GENERATE TAXABLE INCOME, AND WHICH MAY BE OFFSET AGAINST FUTURE TAX PROFITS AFTER THOSE TAX LOSSES HAVE BEEN RESTATED.

I) RETAINED EARNINGS ARE SUBJECT TO INCOME TAX PAYABLE BY THE COMPANY IN THE EVENT OF A DISTRIBUTION (IN CASH OR ASSETS), WHICH IS CONSIDERED TO BE A FINAL PAYMENT ON THE BASIS OF THE FOLLOWING:

- DIVIDENDS PAID OUT FROM THE AFTER-TAX INCOME ACCOUNT (CUFIN) ARE NOT SUBJECT TO INCOME TAX. ANY AMOUNT PAID IN EXCESS IS SUBJECT TO 28% INCOME TAX ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY THE FACTOR OF 1.3889; THE CORRESPONDING TAX MAY BE CREDITED AGAINST THE COMPANY'S INCOME TAX DETERMINED IN THE CURRENT YEAR OR OVER THE FOLLOWING TWO YEARS. DIVIDENDS PAID ARE NOT SUBJECT TO ANY WITHHOLDING TAX.

13. TRANSACTION WITH NON-CONSOLIDATED RELATED COMPANIES:

THE PRINCIPAL TRANSACTION ENTERED WITH NON-CONSOLIDATED RELATED COMPANIES ARE ANALYSED AS FOLLOWS:

DESCRIPTIONS	2008	2007
PURCHASE OF:		
CONTAINERS AND PACKAGING	$ 4,660,708	$ 5,587,473
WATER	277,977	-
MACHINERY AND SERVICES	22,780	-
	$ 4,961,465	$ 5,587,473
SALES OF:		
RECYCLABLE MATERIALS	42,073	120,738
MACHINERY AND MAINTENANCE SERVICES	11,148	23,459
	$ 53,221	$ 71,114

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

A) AS OF THE CONSOLIDATED BALANCE-SHEET DATE, THE GROUP HAD THE FOLLOWING POSITION IN THOUSAND U.S. DOLLARS:

DESCRIPTION	2008	2007

ASSETS	444,941	518,334
LIABILITIES	215,950	137,881

b) THESE CURRENCIES ARE VALUED AT THE FOLLOWING EXCHANGE RATES:

	ASSETS	LIABILITIES
AT THE EXCHANGE RATE OF $10.9117 FOR ASSETS AND $10.9226 FOR LIABILITIES	$ 4,855,063	$ 2,358,735

c) AT THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS, THERE WERE INVENTORIES AMOUNTING TO 69,591 THOUSAND OF U.S. DOLLARS (47,279 THOUSANDS U.S. DOLLARS IN 2007), WHICH FOR THE MOST PART CAN ONLY BE ACQUIRED ABROAD.

d) DURING THE PERIOD THEY WERE CARRIED OUT THE FOLLOWING OPERATIONS IN THOUSANDS OF AMERICAN DOLLARS:

DESCRIPTIONS	2008	2007
EXPORTS OF FINISHED GOODS	2,174,407	2,181,444
COLLECTION OF ROYALTIES	6,644	9,730
EXPORTS OF PACKAGING AND OTHER MATERIALS	29,847	27,537
	2,210,898	2,218,711
PURCHASE OF INVENTORIES	265,488	471,672
FREIGHT, ADVERTISING, TAXES AND DUTIES, AND OTHER ITEMS	575,297	495,767
PURCHASE OF MACHINERY AND PAYMENT OF OTHER SERVICES	79,050	125,876
PURCHASE OF SPARE PARTS	33,008	44,656
	952,843	1,137,971
NET	$ 1,258,055	$ 1,080,740

15. SEGMENT INFORMATION:

SEGMENT DATA IS ANALYZED AS FOLLOWS:

2008:	INCOME	CONSOLIDATED NET PROFIT	IDENTIFIABLE ASSETS
DOMESTIC	$32,362,338	$ 5,283,908	$ 91,446,440
EXPORTS	24,138,306	5,793,465	9,361,758(1)
	$ 56,500,644	$ 11,077,373	$ 100,808,198

2007:	INCOME	CONSOLIDATED NET PROFIT	IDENTIFIABLE ASSETS
DOMESTIC	$ 31,189,735	$ 6,585,791	$ 89,460,340
EXPORTS	24,414,420	5,982,512	8,284,358(1)
	$ 55,604,155	$ 12,568,303	$ 97,744,698

(1) IT ONLY INCLUDES ABROAD ACTIVE RELATED WITH THE DISTRIBUTION OF BEER.

16. FINANCIAL INSTRUMENTS:

MAIN FINANCIAL RISKS THAT THE GROUP FACES ARE THE RELATED TO EXCHANGE RATE FLUCTUATION (DOLLAR-PESO) AND NATURAL GAS PRICES, WHICH ARE COVERED THROUGH DERIVATIVE INSTRUMENTS CONTRACTS (OVER-THE-COUNTER) WITH DIFFERENT COUNTERPARTS

THE GROUP HAS DESIGNATED THESE FINANCIAL INSTRUMENTS AS HEDGING AND ARE RECOGNIZED IN THE CONSOLIDATED FINANCIAL STATEMENT AT THEIR FAIR VALUE, WHICH IS ESTIMATED WITH THE PRICE OF EXCHANGE RATES AND INTERNATIONAL MARKET PRICES. THE CHANGES IN FAIR VALUE ARE RECORDED IN THE ACCOUNT OF OTHER ITEMS ACCUMULATED FROM THE UTILITY INTEGRAL. AL SEPTEMBER 30, 2008, THIS AMOUNTED DEBTOR, IS $ 397,987. THE EFFECTS OF THE VALUATION OF FINANCIAL INSTRUMENT MADE, ARE RECOGNIZED IN THE INCOME STATEMENT IN THE VARIOUS LINES OF THE POSITIONS WHERE THEY ORIGINATE PRIMARY RISK OF EXCHANGE RATE AND PRICES OF INPUTS. AT SEPTEMBER 30, 2008, RESULTED IN A NET FAVORABLE IMPACT OF $ 377,073.

17. CONTRACT OF ASSOCIATION:

A) AS OF JANUARY 2, 2007, THE GROUP AND BARTON BEERS, LTD. (BARTON) HELD A PARTNERSHIP FOR THE IMPORT AND MARKETING OF THE BRAND PORTFOLIO OF EXPORT BEERS PRODUCED BY THE GROUP, THROUGHOUT THE UNITED STATES OF AMERICA. THE CONTRACT FOR THIS PARTNERSHIP PROVIDES THAT IN THE YEAR 2017 BARTON PARTICIPATION IN THE ASSOCIATION MAY BE ACQUIRED BY THE GROUP.
AS A RESULT, SUPPLEMENTARY TO IMPLEMENT INTERNATIONAL ACCOUNTING STANDARDS, AND IN PARTICULAR THE STANDING COMMITTEE INTERPRETATION 12, IS CONSIDERED THE MOST APPROPRIATE THING IS TO CONSOLIDATE THIS ENTITY AND RECOGNIZE THE OBLIGATION, WHICH AT SEPTEMBER 30 AMOUNTED TO $ 1,600,746.

B) THE GROUP AND MOLSON COORS BREWING COMPANY HELD A PARTNERSHIP IN WHICH FROM 2008, THE LATTER DISTRIBUTES AND MARKETS THE GROUP'S PORTFOLIO OF BRANDS IN THE CANADIAN TERRITORY.

MEXICAN STOCK EXCHANGE

QUARTER: 3 YEAR: 2008

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A B. DE C.V.

CONSOLIDATED

Final Printing

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %
DIBLO, S.A. DE C.V.	HOLDING	243,229,213	76.75%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

QUARTER: 3 YEAR: 2008

ASSOCIATES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	3,597,186
MANATIALES LA ASUNCION, S.A.P.I. DE C.V.	WATER PRODUCTION	112,581,270	60.00	302,778	599,045
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	224,371
MODELO MOLSON IMPORTS		50	50.00	100,615	276,655
OTHER INVESTMENTS		1	1.00	9,274	70,589
RESERVE FOR IMPAIRMENT				0	(19,420)
TOTAL INVESTMENT IN ASSOCIATEDS				478,686	4,748,426
OTHER PERMANENT INVESTMENTS					55,374
TOTAL					4,803,800

NOTES

GRUPO MODELO, S.A.B. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD,
THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 03 YEAR: 2008

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED
Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION
PURPOSES ONLY

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 3 YEAR: 2008

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE

CREDITS BREAK DOWN
(THOUSAND OF MEXICAN PESOS)

CONSOLIDATED
Final Printing

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE		AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSAND OF $						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSAND OF $)					
			TIME INTERVAL						TIME INTERVAL					
			ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS														
BOTTLES				849,760										
PACK				410,032										
FUEL				162,877										
PUBLICITY				419,523										
SPARE PARTS				86,549										
FREIGTH				11,234										
ELECTRICITY				3,177										
WATER AND ICE				27,995										
OTHER RAW MATERIALS				101,863										
MACHINERY AND EQUIPMENT				240,720										
SERVICES				65,968										
PALLETS				40,803										
FEES				101,877										
MAINTENANCE				39,467										
WINES				1,998										
MAIL AND PHONE				1373										
SOFT DRINKS				10,699										
COMPUTER EQUIPMENT				1,511										
LEASING				1,049										
ADVERTISING ARTICLES				17,549										
BARLEY				650										
CONSTRUCTION LIABILITIES				157										
STATIONARY				5,507										
TICKETS OF AIRPLANE				32										
CHEMICAL PRODUCTS				4,155										
CLEANING MATERIALS				10										
INSURANCES				1551										
GROCERIES				251,535										
REFRIGERATION EQUIPMENT				61,990										
OTHERS				83,026										
BOTTLES										12,135				
PACK										13,163				
FUEL										578				
PUBLICITY										204,682				
SPARE PARTS										91,807				
FREIGHT										174,294				
OTHER RAW MATERIALS										310,277				
MACHINERY AND EQUIPMENT										1,585				
MAIL AND PHONE										2				
LEABELS										2				
SERVICES										128,818				
PALLETS										2,409				
FEES										165				
MAINTENANCE										481				
BEER										695,750				
CUSTOM EXPENSES										2,303				
LEASING										2,686				
BARLEY										278,445				
OTHERS										22,229				
TOTAL SUPPLIERS			0	3,004,637	0	0	0	0	0	1,941,989	0	0	0	0
			0		0	0	0	0	0		0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS			0		0	0	0	0	0		0	0	0	0
OTHER LIABILITIES		0.00		2,025,139					0	416,760				
TOTAL		0.00	0	5,029,778	0	0	0	0	0	2,358,749	0	0	0	0

NOTES

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 03 YEAR: 2008

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **3** YEAR: **2008**

MONETARY FOREIGN POSITION

(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	444,941	4,855,077	0	0	4,855,077
LIABILITIES POSITION	207,428	2,265,415	8,522	93,334	2,358,749
SHORT-TERM LIABILITIES POSITION	207,428	2,265,415	8,522	93,334	2,358,749
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	237,513	2,589,662	-8,522	-93,334	2,496,328

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.9117 PESOS FOR ASSETS AND $10.9214 FOR LIABILITIES PER U.S. DOLLAR

E POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES
JRRESPONDS MAINLY TO EUROS

TRANSLATION FOR INFORMATION PURPOSES ONLY

'CK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2008

RESULT FROM MONETARY POSITION
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
'GUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
ACTUALIZATION:	0	0	0	0	0
CAPITALIZATION:	0	0	0	0	0
FOREIGEN CORP.	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

============= N / A ===========

ACTUAL SITUATION OF FINANCIAL LIMITED

============= N / A ===========

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 3 YEAR: 2008

S[illegible]CK EXCHANGE CODE: GMODELO
G[illegible]UPO MODELO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	96.50
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	100.00
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	16,000	75.60
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	65.50
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	100.00
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	95.10
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	89.50
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100.00
EXTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	95	100.00
G[illegible]ODELO AGRICULTURE LLC	TRANSFORMATION OF BARLEY INTO MALT	100	100.00
MALTERA DE ZACATECAS	TRANSFORMATION OF BARLEY INTO MALT	50	100.00

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF T[illegible]S.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **3** YEAR: **2008**

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	YES	0
MALT	EXTRACTOS Y MALTAS, S.A. DE C.V.	MALT	PRAIRIE MALT LIMITED	YES	0
		MALT	INTERNATIONAL MALTING COMPANY	YES	0
			GMODELO AGRICULTURE *	YES	8.19
CORN	CP INGREDIENTES, S.A. DE C.V.				
	ALMIDONES MEXICANOS, S.A. DE C.V. *				3.73
RICE	IPACPA, S.A. DE C.V. *				0.24
		HOP	JOHN I.HASS, INC	NO	0
			S.S.STEINER INC *	NO	0.46

NOTES

* THE PERCENTAGES OF THE ALONE COST OF PRODUCTION ARE REPRESENTED INDEPENDENTLY IN THIS LINE OF THE SUPPLIER THAT GIVES THE MATTER IT PREVAILS

MEXICAN STOCK EXCHANGE

QUARTER: 3 YEAR: 2008

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
NET SALES / TOTAL SALES

CONSOLIDATED
Final Printing

MAIN PRODUCTS	NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DOMESTIC SALES					
BEER	26,671	28,478,371	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
				MONTEJO	CONSUMER
				LEON	CONSUMER
				MODELO LIGHT	CONSUMER
OTHER INCOME	0	3,883,967	0.0		
FOREIGN SALES					
BEER	12,528	24,138,306	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
TOTAL		56,500,644			

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 3 YEAR: 2008

STOCK EXCHANGE CODE: **GMODELO**

GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

FOREIGN SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EXPORT					
BEER	12,528	24,138,306	U.S.A.	CORONA	CONSUMER
	0	0	CANADA	CORONA LIGHT	CONSUMER
	0	0	EUROPA	MODELO ESPECIAL	CONSUMER
	0	0	ASIA	NEGRA MODELO	CONSUMER
	0	0	LATINOAMERICA	PACIFICO	CONSUMER
FOREIGN SUBSIDIARIES					

TOTAL	24,138,306	

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS

THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS

THE MARKS ARE MARKETED IN SHADOWY FORM IN THE DIFFERENT DESTINATIONS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 03 YEAR: 2008

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	3	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0.00000	3	0	1,142,017,984	0	1,142,017,984	0	1,085,855
C	0.00000	3	0	634,096,720	0	634,096,720	0	967,801
TOTAL			1,459,389,728	1,776,114,704	1,459,389,728	1,776,114,704	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 3,235,504,432

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR:**2008**
GRUPO MODELO, S.A.B. DE C.V.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED
Final Printing

THE AMOUNT OF PS $6,998,456 ($5,178,237 IN 2007), OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN THE ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY $6,797,836 ($2,030,782 IN 2007) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING 2008 AND 2010, AND REGARDING THE PLANT OF COAHUILA IS CONSIDERED THAT THE FIRST STAGE THIS BEGINNING OPERATION IN THE FIRST SEMESTER OF 2010.

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **3** YEAR:**2008**
GRUPO MODELO, S.A.B. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED
Final Printing

CONVERSION TO MEXICAN PESOS, USED AS THE BASIS FOR CONSOLIDATION, WAS CARRIED OUT BASED ON THE GUIDELINES OF STATEMENTS B-15, CONVERSION IN FOREIGN CURRENCY, WAS PERFORMED ON THE FOLLOWING BASES: A) MONETARY ITEMS AT THE EXCHANGE RATE IN EFFECT FOR THE PERIOD CLOSE, PURCHASE EXCHANGE RATE $10.9117 ($10.9134 IN 2007) TO THE US DOLLAR, B) NON MONERATY ITEMS AT HISTORICAL EXCHANGE RATE, C) INCOME-LOST ITEMS AT AVERAGE EXCHANGE RATE FOR EACH MONTH OF YEAR, AND D) THE EFFECT OF CONVERSION IS RECORDED UNDER COMPREHENSIVE FINANCING INCOME-LOSS.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2008	2007
ASSETS	695,557	626,899
LIABILITIES	93,553	69,478
NET ASSETS	674,283	557,421

END